Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges(1)

Radiation Therapy Services Holdings, Inc.

	Predecessor						Successor
	Year Ended December 31,			Period From January 1 to February 21,	Period From February 22 to December 31,	Combined Year Ended December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2007	2008	2008	2008	2009	2010
Pre-tax income before adjustment for noncontrolling interests in consolidated subsidiaries	40,121	49,886	42,644	(10,283)	(4,266)	(14,549)	(6,713)	(17,646)
(Income) Loss from equity investees	468	128	46	(39)	118	79	(880)	(684)
Distributed income of equity investees	235	—	—	—	—	—	301	451
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	(580)	(1,211)	(19)	(2,483)	(2,502)	(1,835)	(1,657)
Fixed Charges	7,889	13,376	21,298	4,981	57,070	62,051	65,137	47,494
Earnings	48,713	62,810	62,777	(5,360)	50,439	45,079	56,010	27,958

Interest expense	7,231	12,570	20,250	4,783	55,863	60,646	63,119	45,055
An estimate of the interest within rental expense	658	806	1,048	198	1,207	1,405	2,018	2,439
Fixed Charges	7,889	13,376	21,298	4,981	57,070	62,051	65,137	47,494

Ratio of earnings to fixed charges	6.17	4.70	2.95	—	—	—	—	—
Deficiency to cover fixed charges(2)	—	—	—	10,341	6,631	16,972	9,128	19,536

(1)                      For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges.  Fixed charges consist of interest expense on all indebtedness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2)                      Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.